UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ATA Creativity Global

(Name of Issuer)

Common Shares, par value of US$0.01 per share*

(Title of Class of Securities)

00211V106**

(CUSIP Number)

December 15, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

* Not for trading, but only in connection with the registration of American Depositary Shares each representing 2 common shares.

** This CUSIP number applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00211V106

1	Names of Reporting Persons Pengjian Shi
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 5,662,634 common shares[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,662,634 common shares[1]
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,662,634 common shares[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
11	Percent of Class Represented by Amount in Row (9) 9.1%[2]
12	Type of Reporting Person (See Instructions) IN

[1]

Includes 5,662,634 common shares directly owned by CL-TCC. CL-TCC is a Cayman Islands company with 50% and 50% of its issued and outstanding share capital owned by CL Management Ltd. and TCC Management Limited, respectively. TCC Management Limited is wholly owned by Pengjian Shi. Pengjian Shi may be deemed to have the sole voting power and sole dispositive power with respect to the common shares of the Issuer held by CL-TCC.

[2]	Percentage calculated based on 62,423,578 outstanding Common Shares as of December 24, 2019.

CUSIP NO. 00211V106

1	Names of Reporting Persons TCC Management Limited
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 5,662,634 common shares[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,662,634 common shares[1]
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,662,634 common shares[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
11	Percent of Class Represented by Amount in Row (9) 9.1%[2]
12	Type of Reporting Person (See Instructions) CO

[1] Includes 5,662,634 common shares owned by CL-TCC. CL-TCC is a Cayman Islands company with 50% and 50% of its issued and outstanding share capital owned by CL Management Ltd. and TCC Management Limited, respectively. TCC Management Limited may be deemed to have the sole voting power and sole dispositive power with respect to the common shares of the Issuer held by CL-TCC.

[2] Percentage calculated based on 62,423,578 outstanding Common Shares as of December 24, 2019.

CUSIP NO. 00211V106

1	Names of Reporting Persons CL-TCC
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 5,662,634 common shares[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,662,634 common shares[1]
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,662,634 common shares[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
11	Percent of Class Represented by Amount in Row (9) 9.1%[2]
12	Type of Reporting Person (See Instructions) CO

[1] Includes 5,662,634 common shares directly owned by CL-TCC.

[2] Percentage calculated based on 62,423,578 outstanding Common Shares as of December 24, 2019.

CUSIP NO. 00211V106                   SCHEDULE 13 G

Item 1(a)	Name of Issuer: ATA Creativity Global (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices: 1/F East Gate, Building No.2, Jian Wai Soho,
No.39 Dong San Huan Zhong Road,

Chao Yang District, Beijing 100022, China

Item 2(a)	Name of Persons Filing:

Pengjian Shi

TCC Management Limited

CL-TCC

Item 2(b)	Address of Principal Business Office or, If None, Residence, Citizenship

Pengjian Shi

Room 3204, Building 1

Wanxin Cultural Innovation Plaza

No. 1372 Luzhou Avenue

Baohe District, Hefei

Anhui 230058, PRC

TCC Management Limited

c/o Solaris Corporate Services Ltd.

P.O. Box 1990

3rd Floor, FirstCaribbean House

George Town Grand Cayman KY1-1104

Cayman Islands

CL-TCC

Harbour Place, 2nd Floor

103 South Church Street

P.O. Box 472

George Town, Grand Cayman KY1-1106

Cayman Islands

Item 2(c)	Citizenship

Pengjian Shi — People’s Republic of China

TCC Management Limited — Cayman Islands

CL-TCC — Cayman Islands

Item 2(d)	Title of Class of Securities: Common shares, par value US$0.01

Item 2(e)	CUSIP Number: 00211V106

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c): Not applicable.

CUSIP NO. 00211V106                        SCHEDULE 13G

Item 4.Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 5,662,634 common shares (1)
(b)	Percent of class: 9.1% (2)
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 5,662,634 common shares (1)
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of 5,662,634 common shares (1)
(iv)	Shared power to dispose or to direct the disposition of: 0.
Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.
Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.
Item 8.	Identification and Classification of Members of the Group
The members of this group are set forth as reporting persons on this Schedule 13G.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certifications

(1) Represents securities owned by CL-TCC, which is a Cayman Islands company with 50% and 50% of its issued and outstanding share capital owned by CL Management Ltd. and TCC Management Limited, respectively. TCC
Management Limited is wholly owned by Pengjian Shi. Pengjian Shi may be deemed to have the sole voting power and sole dispositive power with respect to the common shares of the Issuer held by CL-TCC.

(2) Percentage calculated based on 62,423,578 outstanding Common Shares as of December 24, 2019.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 2020

Pengjian Shi

By: /s/ Pengjian Shi

TCC Management Limited

By: /s/ Pengjian Shi

Name: Pengjian Shi

Title: Director

CL-TCC

By: /s/ Pengjian Shi

Name: Pengjian Shi

Title: Director